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SE 09040224 MISSION
.............., D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER

8-50478

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___JANUARY 1, 2008___ AND ENDING ___DECEMBER 31, 2008___
                                          MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: GALWAY CAPITAL, L.P.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

OFFICIAL USE ONLY

FIRM I.D. NO.

3050 POST OAK BLVD., SUITE 1300
                                          (No. and Street)

HOUSTON   TEXAS   77056
      (City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
HAROLD J. MILLER   713-952-0186
                                                   (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

WEAVER AND TIDWELL, L.L.P
                   (Name – if individual, state last, first, middle name)

24 GREENWAY PLAZA, SUITE 1800   HOUSTON   TEXAS   77046
      (Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

Potential persons who are to respond to the collection of
information contained in this form are not required to respond
unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, __HAROLD J. MILLER__ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of __GALWAY CAPITAL, L.P.__ , as of __DECEMBER 31__ , 20 __08__ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____
Signature

_____
Title _Managing Director_

Andrew L. Smith 02-27-09
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- (1)☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

(1) SEE NOTE 4 IN NOTES TO FINANCIAL STATEMENTS

GALWAY CAPITAL, L.P.

FINANCIAL REPORT

DECEMBER 31, 2008 AND 2007

(With Independent Auditor's Report Thereon)

CONTENTS

Page

INDEPENDENT AUDITOR'S REPORT 1

FINANCIAL STATEMENTS

    Statements of Financial Condition 2

    Statements of Operations 3

    Statements of Changes in Partners' Capital 4

    Statements of Cash Flows 5

    Notes to Financial Statements 6

SUPPLEMENTARY INFORMATION

    Schedule of Computation of Net Capital, Aggregate Indebtedness and
        Ratio of Aggregate Indebtedness to Net Capital Under Rule 15c3-1 10

    Independent Auditor's Report on Internal Control Required by
        SEC Rule 17a-5 14



WEAVER
AND
TIDWELL
L.L.P.

CERTIFIED PUBLIC
ACCOUNTANTS
AND CONSULTANTS

INDEPENDENT AUDITOR'S REPORT

To the Partners of
Galway Capital, L.P.
Houston, Texas

We have audited the accompanying statements of financial condition of Galway Capital, L.P. (a Texas Limited Partnership) (the "Partnership") as of December 31, 2008 and 2007 and the related statements of operations, changes in partners' capital, and cash flows for the years then ended, that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Partnership's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Galway Capital, L.P. at December 31, 2008 and 2007, and the results of its operation and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Weaver and Tidwell, L.L.P.

WEAVER AND TIDWELL, L.L.P.

Houston, Texas
February 25, 2009

24 Greenway Plaza
Suite 1800
Houston, Texas 77046-2404
713.850.8787
F 713.850.1673

WWW.WEAVERANDTIDWELL.COM

AN INDEPENDENT MEMBER OF
BAKER TILLY
INTERNATIONAL

OFFICES IN

DALLAS   FORT WORTH   HOUSTON

GALWAY CAPITAL, L.P.
STATEMENTS OF FINANCIAL CONDITION
DECEMBER 31, 2008 AND 2007

ASSETS

	2008	2007
Cash	$ 22,876	$ 40,671
Prepaid expenses	1,810	1,180
Furniture, equipment, and computer software, less accumulated depreciation and amortization of $80,471, and $79,420 at December 31, 2008 and 2007, respectively	1,052	2,103
TOTAL ASSETS	$ 25,738	$ 43,954

LIABILITIES AND PARTNERS' CAPITAL

	2008	2007
Accrued liabilities	$ 875	$ -
TOTAL LIABILITIES	875	-
Partners' capital	24,863	43,954
TOTAL LIABILITIES AND PARTNERS' CAPITAL	$ 25,738	$ 43,954

The Notes to Financial Statements are
an integral part of these statements.

GALWAY CAPITAL, L.P.
STATEMENTS OF OPERATIONS
YEARS ENDED DECEMBER 31, 2008 AND 2007

	2008	2007
Revenues		
Other income	$ -	$ 38,088
Total revenues	-	38,088
Operating expenses		
Depreciation and amortization	1,051	1,052
Dues and subscriptions	1,180	1,330
Consulting fees	1,660	679
License fees	150	1,000
Insurance	150	-
Service fees	5,400	5,400
Professional services	9,500	6,250
Total operating expenses	19,091	15,711
Net income (loss)	$ (19,091)	$ 22,377

GALWAY CAPITAL, L.P.
STATEMENTS OF CHANGES IN PARTNERS' CAPITAL
YEARS ENDED DECEMBER 31, 2008 AND 2007

Balance, December 31, 2006	$	21,577
Net income		22,377
Balance, December 31, 2007		43,954
Net loss		(19,091)
Balance, December 31, 2008	$	24,863

The Notes to Financial Statements are
an integral part of these statements.

GALWAY CAPITAL, L.P.
STATEMENTS OF CASH FLOWS
YEARS ENDED DECEMBER 31, 2008 AND 2007

	2008	2007
CASH FLOWS FROM OPERATING ACTIVITIES		
Net income (loss)	$ (19,091)	$ 22,377
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:		
Depreciation and amortization	1,051	1,052
Change in prepaid expenses	(630)	-
Change in accrued expenses	875	-
Net cash provided by (used in) operating activities	(17,795)	23,429
INCREASE (DECREASE) IN CASH	(17,795)	23,429
CASH, beginning of period	40,671	17,242
CASH, end of period	$ 22,876	$ 40,671

SUPPLEMENTAL CASH FLOW DISCLOSURES

There were no interest or tax payments for the years ended December 31, 2008 and 2007.

The Notes to Financial Statements are
an integral part of these statements.

GALWAY CAPITAL, L.P.
NOTES TO FINANCIAL STATEMENTS

NOTE 1. ORGANIZATION AND OPERATIONS

Galway Capital, L.P. (formerly Cornerstone Ventures, L.P.) (the "Partnership") was formed as a limited partnership pursuant to the provisions of the Texas Revised Limited Partnership Act, on August 1, 1995. On September 17, 1997, the Partnership was granted registration by the Securities and Exchange Commission pursuant to rule 15(b) of the Securities Exchange Act of 1934. The Partnership is a member of the Financial Industry Regulatory Authority (FINRA).

On November 1, 2004, the partners of Cornerstone Ventures, L.P. changed the name of the Partnership to Galway Capital, L.P. In 2003, the partners of Galway Capital, L.P. formed Galway Group, L.P., a related party, to provide the financial, investment banking and energy consulting services (non broker-dealer services) that had been previously provided by Galway Capital, L.P.

The Partnership is engaged in investment banking services for small to mid-sized independent companies, both public and private, and operates in a single line of business as a securities broker-dealer, comprising primarily of transaction services.

NOTE 2. SIGNIFICANT ACCOUNTING POLICIES

Revenues

Revenues for private placements and mergers and acquisitions are recognized based on the nature of the engagement. Success fees are recognized upon consummation of a transaction.

Receivables and Credit Policy

Accounts receivable, if any, are stated at the amounts management expects to collect from outstanding balances. The carrying amounts of accounts receivable are reduced by a valuation allowance, if needed, that reflects management's best estimate of the amounts that will not be collected. Management individually reviews all receivable balances that exceed 90 days from invoice date and, based on an assessment of current creditworthiness, estimates the portion, if any, of the balance that will not be collected. Management provides for probable uncollectible amounts through a charge to earnings and a credit to a valuation allowance based on its assessment of the current status of individual accounts. Balances that are still outstanding after management has used reasonable collection efforts are written off through a charge to the valuation allowance and a credit to the respective receivable account.

NOTE 2. SIGNIFICANT ACCOUNTING POLICIES – CONTINUED

Furniture, Equipment and Computer Software

The cost of fixed asset purchases is capitalized. Expenditures for maintenance and repairs are charged to expense as incurred. The cost of fixed assets sold or retired and the related accumulated depreciation are removed from the accounts, and the resulting gain or loss is recognized currently. Depreciation expense for the years ended December 31, 2008 and 2007 totaled $1,051, and $1,052, respectively.

Depreciation and amortization expense is provided on a straight-line basis using the following estimated service lives:

Furniture	7 years
Equipment	5 years
Computer software	3 years

Statement of Cash Flows

For the purpose of reporting cash flows, the Partnership has defined cash equivalents as highly liquid investments with original maturities of less than ninety days that are not held for sale in the ordinary course of business.

Income Taxes

The Partnership is a limited partnership. As a result, the net taxable income of the Partnership and any related tax credits, for federal income tax purposes, are deemed to pass to the individual partners and are included in their personal tax returns even though such net taxable income or tax credits may not actually have been distributed. Accordingly, no tax provision has been made in the financial statements since the income tax is a personal obligation of the individual partners.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America, requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities, if any, at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 3. NET CAPITAL REQUIREMENTS

The Partnership is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2008, the Partnership's aggregate indebtedness to net capital ratio was .04 to 1 and its net capital of approximately $22,000 which was approximately $17,000 in excess of its required net capital of $5,000.

NOTE 4. LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

During the years ended December 31, 2008 and 2007, there were no liabilities subordinated to the claims of general creditors. Accordingly, a statement of changes in liabilities subordinated to claims of general creditors has not been included in these financial statements.

NOTE 5. POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3

The Partnership does not carry securities accounts for customers or perform custodial functions relating to customer securities. Accordingly, a review of the practices and procedures over safeguarding securities was not performed.

NOTE 6. RELATED PARTY TRANSACTIONS

On January 1, 2007 Galway Capital, L.P. signed an agreement with Galway Group, L.P., a related party based on common ownership, to pay an incremental allocation services fees for the overhead expenses paid on behalf of the Partnership. In addition to the incremental allocation service fee, the Partnership will also pay a proportional allocation service fee for services provided to the Partnership equal to 90% of monthly adjusted net income. Total incremental allocation services fees and proportional allocation service fee was $5,400 for the years ended December 31, 2008 and 2007.

NOTE 7. CONCENTRATION OF CREDIT RISK

The Partnership's financial instruments that are subject to concentrations of credit risk consist primarily of cash. The Partnership places its cash with one high credit quality institution. At times, such cash may be in excess of the FDIC insurance limits.

NOTE 8. RECENT ACCOUNTING PRONOUNCEMENTS

In June 2006, the FASB released FASB Interpretation No. 48, "Accounting for Uncertainty in Income Taxes" (FIN 48). FIN 48 interprets the guidance in FASB Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" (SFAS 109). When FIN 48 is implemented, reporting entities will utilize different recognition thresholds and measurement requirements when compared to prior technical literature. On December 30, 2008, the FASB Staff issued FASB Staff Position FIN 48-3, "Effective Date of FASB Interpretation No. 48 for Certain Nonpublic Enterprises" (FSP FIN 48-3). As deferred by the guidance in FSP FIN 48-3, the Partnership is not required to implement the provisions of FIN 48 until fiscal years beginning after December 15, 2008. As such, the Partnership has not implemented those provisions in the 2008 financial statements.

Since the provisions of FIN 48 have not been implemented in accounting for uncertain tax positions, the Partnership continues to utilize its prior policy of accounting for these positions, following the guidance in SFAS No. 5, "Accounting for Contingencies" (SFAS 5). Disclosure is not required of a loss contingency involving an unasserted claim or assessment when there has been no manifestation by a potential claimant of an awareness of a possible claim or assessment unless it is considered probable that a claim will be asserted and there is a reasonable possibility that the outcome will be unfavorable. Using FAS 5 as guidance, as of December 31, 2008, the Partnership has no uncertain tax positions that qualify for either recognition or disclosure in the financial statements.

SUPPLEMENTARY INFORMATION

BROKER OR DEALER: GALWAY CAPITAL, L.P.	as of	'DECEMBER 31, 2008

COMPUTATION OF NET CAPITAL

1.	Total ownership equity from Statement of Financial Condition	(1)	$ 24,863		3480
2.	Deduct ownership equity not allowable for Net Capital		(		3490
3.	Total ownership equity qualified for Net Capital		24,863		3500
4.	Add:				
	A. Liabilities subordinated to claims of general creditors allowable in computation of net capital		-		3520
	B. Other (deductions) or allowable credits (List)		-		3525
5.	Total capital and allowable subordinated liabilities		24,863		3530
6.	Deductions and/or charges:				
	A. Total nonallowable assets from Statement of Financial Condition (Notes B and C) 2,862 [3540] (2)				
	B. Secured demand note deficiency - [3590]				
	C. Commodity futures contracts and spot commodities- Proprietary capital charges - [3600]				
	D. Other deductions and/or charges - [3610]		(2,862)		3620
7.	Other additions and/or allowable credits (List)		-		3630
8.	Net capital before haircuts on securities positions		22,001		3640
9.	Haircuts on securities (computed, where applicable, pursuant to 15c3-1 (f):				
	A. Contractual securities commitments $ - [3660]				
	B. Subordinated securities borrowings - [3670]				
	C. Trading and investment securities:				
	1. Exempted securities - [3735]				
	2. Debt securities - [3733]				
	3. Options - [3730]				
	4. Other securities - [3734]				
	D. Undue Concentration - [3650]				
	E. Other (List) - [3736]		0		3740
10.	Net Capital	(3)	$ 22,001		3750

SEE ATTACHED

BROKER OR DEALER GALWAY CAPITAL, L.P.	as of DECEMBER 31, 2008

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Part A

11. Minimum net capital required (6-2/3% of line 19)	$	58	3756
12. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement			
of subsidiaries computed in accordance with Note (A)	$	5,000	3758
13. Net capital requirement (greater of line 11 or 12)	$	5,000	3760
14. Excess net capital (line 10 less 13)	$	17,001	3770
15. Excess net capital at 1000% (line 10 less 10% of line 19)	$	21,914	3780

COMPUTATION OF AGGREGATE INDEBTEDNESS

16. Total A.I. Liabilities from Statement of Financial Condition			875	3790	
17. Add:					
A. Drafts for immediate credit	$	-	3800		
B. Market value of securities borrowed for which no equivalent					
value is paid or credited	$	-	3810		
C. Other unrecorded amounts (List)	$	-	3820	$	-	3830
18. Total aggregate indebtedness . . . . (4)			$	875	3840
19. Percentage of aggregate indebtedness to net capital (line 19 by line 10)			4%	3850	
20. Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1 (d)			0%	3860	

COMPUTATION OF ALTERNATE NET CAPITAL REQUIREMENT - N/A

Part B

21. 2% of combined aggregate debt items as shown in Formula for Reserve Requirements pursuant to Rule			
15c3-3 prepared as of the date of the net capital computation including both brokers or dealers			
and consolidated subsidiaries' debits	$	N/A	3870
22. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital			
requirement of subsidiaries computed in accordance with Note (A)	$	N/A	3880
23. Net capital requirement (greater of line 22 or 23)	$	N/A	3760
24. Excess net capital (line 10 less 24)	$	N/A	3910
25. Net capital in excess of:			
5% of combined aggregate debit items or $120,000	$	N/A	3920

NOTES:

(A) The minimum net capital requirement should be computed by adding the minimum dollar net capital requirement of the reporting broker dealer and, for each subsidiary to be consolidated, the greater of:

1. Minimum dollar net capital requirement, or

2. 6-2/3% of aggregate indebtedness or 2% of aggregate debits if alternative method is used.

(B) Do not deduct the value of securities borrowed under subordination agreements or secured demand note covered by subordination agreements not in satisfactory form and the market values of memberships in exchanges contributed for use of company (contra to item 1740) and partners' securities which were included in non-allowable assets.

(C) For reports filed pursuant to paragraph (d) of Rule 17a-5, respondent should provide a list of material non-allowable assets.

(1) AMOUNT DOES NOT AGREE WITH AMOUNT OF EQUITY PER FOCUS REPORT DUE TO THE FOLLOWING:

OWNERSHIP EQUITY FROM AUDITED STATEMENT	$	24,863
ADJUSTMENTS		1,296
EQUITY FROM FOCUS REPORT	$	26,159

(2) NONALLOWABLE ASSETS

FURNITURE, EQUIPMENT AND COMPUTER SOFTWARE	$	1,052
PREPAID EXPENSES		1,810
TOTAL NONALLOWABLE ASSETS	$	2,862

(3) NET CAPITAL RECONCILIATION

CAPITAL - PER FOCUS REPORT	$	22,876
ADJUSTMENTS		(875)
AUDITED NET CAPITAL	$	22,001

(4) COMPUTATION OF AGGREGATE INDEBTEDNESS

AGGREGATE INDEBTEDNESS - PER FOCUS REPORT	$	-
ADJUSTMENTS		875
AUDITED AGGREGATE INDEBTEDNESS	$	875

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER GALWAY CAPITAL, L.P.	as of DECEMBER 31, 2008

Exceptive Provision Under Rule 15c3-3

25. If an exemption from Rule 15c3-3 is claimed, identity below the section upon
which such exemption is based (check one only)

A. (k) (1)---$2,500 capital category as per Rule 15c3-1 . . . . _____ | 4550 |

B. (k) (2)(A)---"Special Account for the Exclusive Benefit of
customers" maintained . . . . X | 4560 |

C. (k) (2)(B)---All customer transactions cleared through another
broker-dealer on a fully disclosed basis. Name of clearing
firm _____ | 4335 | _____ | 4570 |

D. (k) (3)---Exempted by order of the Commission . . . . _____ | 4580 |

Note: In the opinion of the management of Galway Capital, L.P. conditions of the
Partnership's exemption from Rule 15c3-3 were complied with through the
year ended December 31, 2008.



WEAVER
━━━AND━━━
TIDWELL

L.L.P.

CERTIFIED PUBLIC
ACCOUNTANTS
AND CONSULTANTS

To the Partners of
Galway Capital, L.P.

In planning and performing our audit of the financial statements of Galway Capital, L.P. (the "Partnership") as of and for the year ended December 31, 2008, in accordance with auditing standards generally accepted in the United States of America, we considered its internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Partnership's internal control. Accordingly, we do not express an opinion on the effectiveness of the Partnership's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g), in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Partnership does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Partnership in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Partnership is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Partnership has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

24 Greenway Plaza
Suite 1800
Houston, Texas 77046-2404
713.850.8787
F 713.850.1673
WWW.WEAVERANDTIDWELL.COM

14

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above. However, we identified certain deficiencies in internal control that we consider to be significant deficiencies, and we communicated them in writing to management and those charged with governance on February 25, 2009.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Partnership's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2008, to meet the SEC's objectives.

This report is intended solely for the information and use of management, the SEC and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Weaver and Tidwell, L.L.P.

WEAVER AND TIDWELL L.L.P.

Houston, Texas
February 25, 2009



WEAVER AND **TIDWELL**

L.L.P.

CERTIFIED PUBLIC
ACCOUNTANTS
AND CONSULTANTS

WWW.WEAVERANDTIDWELL.COM

AN INDEPENDENT MEMBER OF
BAKER TILLY
INTERNATIONAL



WEAVER
—AND—
TIDWELL
L.L.P.